Exhibit 3.1

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “FIBROGEN, INC.”, FILED IN THIS OFFICE ON THE TENTH DAY OF JUNE, A.D. 2025, AT 1:58 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF AMENDMENT IS THE SIXTEENTH DAY OF JUNE, A.D. 2025 AT 5 O'CLOCK P.M.

2352944 8100 SR# 20253023286	Authentication: 203916186 Date: 06-11-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware Secretary of State Division of Corporations Delivered 01:58 PM. 06/10/2025 FILED 01:58 PM 06/10/2025 SR 20253023286 - FileNumber 2352944

certificate of amendment

of the amended and restated certificate of incorporation

of fibrogen, inc.

fibrogen, inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name of this corporation is fibrogen, inc. (the “Company”).

SECOND: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was September 29, 1993 and the date of filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was November 19, 2014.

THIRD: Paragraph A of ARTICLE IV of the Company’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is Three Hundred Fifty Million (350,000,000) shares. Two Hundred-Twenty-Five Million (225,000,000) shares shall be Common Stock, each having a par value of $0.01 per share. One Hundred Twenty-Five Million (125,000,000) shares shall be Preferred Stock, each having a par value of $0.01 per share.

Effective upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each Twenty-Five (25) shares of Common Stock issued immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) share of Common Stock. No fractional shares shall be issued and, in lieu thereof, any holder of less than one (1) share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Common Stock as reported on The Nasdaq Global Select Market on the date that this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company becomes effective.”

FOURTH: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on June 16, 2025.

in witness whereof, FibroGen, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 10th day of June, 2025.

fibrogen, inc.

By:	/s/ Thane Wettig
Thane Wettig
Chief Executive Officer